EXHIBIT 21.1

List of Subsidiaries of

Simplicity Esports and Gaming Company

Entity Name	Place of Organization

Simplicity Esports, LLC *	Florida

PLAYlive Nation, Inc *	Delaware

Simplicity One Brasil Ltda **	Brazil

* 100% owned subsidiary of Simplicity Esports and Gaming Company

**90% owned subsidiary of Simplicity Esports and Gaming Company